Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K) www.charteredsemi.com	1450 McCandless Drive Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938

News Release

Investor Contacts:		Exhibit 99.1
Suresh Kumar	Clarence Fu
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Maggie Tan
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	maggietan@charteredsemi.com

All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.

In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.

CHARTERED REPORTS RESULTS FOR SECOND QUARTER 2005

Third Quarter 2005 Revenues Expected to be Up 46 Percent Sequentially;
Revenues from 90nm to Contribute Approximately 24 Percent of Revenues and 22 Percent of Total Business Base Revenues

•	Chartered revenues of $194.0 million, up 7.0 percent sequentially and down 24.2 percent from 2Q 2004.

•	Net loss of $67.1 million, compared to net loss of $84.5 million in the previous quarter and net profit of $15.3 million in 2Q 2004.

SINGAPORE — July 22, 2005 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced results for second quarter 2005.

“Chartered revenues in second quarter 2005 were up seven percent and revenues including our share of SMP were up 12 percent sequentially. As we had anticipated, we saw strength in the communications and computer sectors, partially offset by weakness in the consumer sector,” said George Thomas, senior vice president & CFO of Chartered. “We are pleased that Fab 7, our first 300-millimeter wafer fabrication facility, started commercial shipment in June 2005, instead of July as we had anticipated earlier.”

Summary of Second Quarter 2005 Performance

•	Revenues were $194.0 million in second quarter 2005, up 7.0 percent from $181.4 million in first quarter 2005. Revenues including Chartered’s share of SMP were $219.9 million, up 12.2 percent from $196.1 million in first quarter 2005, primarily due to strength in the communications and computer sectors, partially offset by weakness in the consumer sector. Compared to the year-ago quarter, revenues were down 24.2 percent from $255.8 million. Revenues including Chartered’s share of SMP were down 28.6 percent from $308.1 million in second quarter 2004 with the largest dollar decline coming from the communications sector followed by the computer sector and to a lesser extent, the consumer sector.

•	Gross profit was $0.4 million, or 0.2 percent of revenues, down from a gross profit of $60.0 million, or 23.4 percent of revenues in the year-ago quarter, primarily due to lower revenues. Gross profit for the quarter was an improvement of $10.2 million compared to a gross loss of $9.7 million, or negative 5.4 percent of revenues in first quarter 2005, primarily due to higher revenues.

•	Research and development (R&D) expenses were $27.7 million, a decrease of 14.2 percent from the year-ago quarter, primarily due to reduction in R&D activities related to 0.13-micron technologies.

•	Pre-production fab start-up costs, all related to Fab 7, were $7.9 million in second quarter 2005, compared to $8.1 million in the year-ago quarter and $14.8 million in first quarter 2005. Pre-production fab start-up costs were lower in second quarter 2005 compared to first quarter 2005 as Fab 7 started commercial production during the quarter.

•	General and administrative (G&A) expenses were $10.6 million, an increase of 14.1 percent compared to $9.3 million in the first quarter 2005, primarily due to the effect of employee leave clearance in first quarter 2005.

•	Other operating expenses were $3.9 million in second quarter 2005, related to a fixed asset impairment charge on assets held for sale. Other operating expenses were $2.4 million in second quarter 2004, related to an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system and $0.7 million of Fab 1 restructuring costs.

•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was an income of $0.8 million compared to an income of $10.4 million in the year-ago quarter, primarily due to significantly lower revenues. Compared to first quarter 2005, equity in income of SMP increased $9.8 million from a loss of $9.0 million, primarily due to higher revenues.

•	Other income was $3.0 million compared to $17.0 million in the year-ago quarter. The year-ago quarter included recognition of $16.1 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement.

•	Net interest expense was $8.6 million, an increase of 42.2 percent from $6.0 million in the year-ago quarter. This was primarily due to higher interest expense resulting from higher average outstanding loan balances and higher interest rates, partially offset by higher interest capitalization associated with capital expenditures related to Fab 7, and to a lesser extent an increase in interest income. Compared to first quarter 2005, net interest expense increased $6.2 million primarily due to higher interest expense resulting from higher average outstanding loan balances, higher interest rates and lower interest capitalization associated with capital expenditures related to Fab 7 and Fab 6, partially offset by an increase in interest income.

•	None of the losses in Chartered’s consolidated joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), were allocated to the minority interest in second quarter 2005. CSP’s financial position continued to be in capital deficit in second quarter 2005, thereby requiring Chartered to recognize 100 percent of CSP’s results, which was a loss of $46.6 million in the quarter. CSP’s loss in second quarter 2005 increased compared to the previous quarter, primarily due to lower revenues. At the end of second quarter 2005, CSP’s capital deficit was $345.6 million.

•	Net loss was $67.1 million, or negative 34.6 percent of revenues, compared to a net profit of $15.3 million, or 6.0 percent of revenues, in the year-ago quarter, and a net loss of $84.5 million, or negative 46.6 percent of revenues in the previous quarter.

•	Loss per American Depositary Share (ADS) and loss per share in second quarter 2005 were $0.27 and $0.03 respectively, compared with earnings per ADS and earnings per share in second quarter 2004 of $0.06 and $0.01 respectively.

Wafer Shipments and Average Selling Prices (eight-inch equivalent)

•	Shipments in second quarter 2005 were 203.8 thousand wafers, a decrease of 16.5 percent compared to 244.0 thousand wafers in second quarter 2004, and an increase of 15.9 percent compared to 175.8 thousand wafers shipped in first quarter 2005. Shipments including Chartered’s share of SMP in second quarter 2005 were 224.5 thousand wafers, a decrease of 19.6 percent compared to 279.2 thousand wafers in second quarter 2004 and an increase of 20.5 percent compared to 186.2 thousand wafers in first quarter 2005.

•	Average selling price (ASP) was $913 per wafer in second quarter 2005, a decrease of 8.3 percent compared to $996 per wafer in first quarter 2005, primarily due to product mix and to a lesser extent, pricing pressure at the mature technology nodes. The ASP decline included the impact from lower 0.13-micron revenues in second quarter 2005 due to a specific product from a customer in the consumer sector reaching its end-of-life cycle, as communicated in our second quarter 2005 guidance provided on April 22, 2005. ASP including Chartered’s share of SMP was $944 per wafer in second quarter 2005, a decline of 7.3 percent from $1,019 per wafer in first quarter 2005.

Capacity and Utilization

•	Capacity utilization in second quarter 2005 was 65 percent compared to 90 percent in the year-ago quarter, and 59 percent in first quarter 2005. Capacity in second quarter 2005 was up approximately 13 percent compared to second quarter 2004 and up approximately nine percent compared to first quarter 2005. Capacity utilization is based on total wafer shipments and total capacity, both of which include Chartered’s share of SMP.

Utilization Table

Data including Chartered’s share of SMP

Thousand 8" equivalent wafers	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
Total wafers shipped	279.2	287.1	200.8	186.2	224.5
Total capacity	308.0	322.5	327.0	317.0	346.5
Utilization	90%	89%	61%	59%	65%

Capacity by Fab

(Thousand 8" equivalent wafers)	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005	Est 3Q 2005
Fab 2	129.8	131.2	131.8	130.6	137.7	139.2
Fab 3	64.4	73.0	73.0	71.4	74.3	74.2
Fab 5 (Chartered’s share)	36.3	37.2	37.0	34.5	35.8	36.2
Fab 6	77.5	81.1	85.2	80.5	89.4	100.5
Fab 7 (a)	—	—	—	—	9.3	51.3

Total	308.0	322.5	327.0	317.0	346.5	401.4

(a)	Fab 7 started commercial shipment in June 2005

Market Dynamics

The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.

Breakdown by Market Sector

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
Communications	55%	48%	47%	37%	44%
Computer	29%	36%	31%	31%	34%
Consumer	13%	12%	17%	27%	16%
Other (b)	3%	4%	5%	5%	6%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
Americas	64%	61%	67%	68%	58%
Europe	14%	15%	14%	13%	17%
Asia-Pacific	18%	20%	15%	13%	16%
Japan	4%	4%	4%	3%	5%
Other (b)	—	—	—	3%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
0.13 and below	17%	16%	25%	32%	23%
Up to 0.15	8%	5%	3%	4%	6%
Up to 0.18	21%	18%	17%	18%	18%
Up to 0.25	19%	20%	11%	11%	11%
Up to 0.35	24%	28%	26%	21%	26%
Above 0.35	11%	13%	18%	11%	12%
Other (b)	—	—	—	3%	4%

Total	100%	100%	100%	100%	100%

(b)	Includes revenues from services related to generation of customers’ mask sets.

Recent Highlights and Events

•	Chartered and IBM announced additional common design enablement support for their jointly developed 90nm base process platform. The expanded support will include low-power libraries by ARM® electronic design automation (EDA) low-power reference flows by Cadence, Magma and Synopsys; and design kits for high-speed connectivity standards by Synopsys and ARM. These latest solutions underscore the companies’ expanding efforts to help early adopters reduce design risks and achieve fast volume ramp for their leading-edge system-on-chip (SoC) products.

•	At 65nm, Chartered and IBM are offering the ARM Artisan® Metro low-power platform for the IBM-Chartered low-power common process platform. The library solution — the industry’s first third-party, low-power intellectual property (IP) available for a foundry 65nm process — incorporates the combined expertise of Chartered, IBM and ARM in addressing the complexities of power management and design for manufacturability. The 65nm agreement leverages the companies’ collaborative development efforts for the Chartered-IBM 90nm common platform and validates their continued commitment to be at the forefront of providing leading-edge design and manufacturing solutions.

•	Samsung has joined Chartered and IBM in extending 90nm and 65nm common design enablement solutions for the common platform, thereby enhancing design portability and expanding multi-sourcing flexibility for customers. Samsung has licensed the 90nm common design enablement technology utilized by IBM and Chartered, while the three companies will jointly develop the 65nm design kits. The common design enablement platform — initially for base and low-power processes — comprises of 90nm and 65nm common foundry design kits and test chips. Elements of the 65nm design solutions also include common SRAM kits for single- and dual-port memories; eFUSE kit; and electrostatic discharge (ESD) kit. Additionally, the agreements enable Chartered, IBM and Samsung to collaborate and jointly offer third-party EDA and intellectual property (IP) solutions.

Review and Outlook

“Mainly due to the 90nm revenues and also higher demand attributable to improving market conditions, we expect Chartered revenues to increase approximately 46 percent and revenues including our share of SMP to increase approximately 40 percent sequentially in third quarter 2005,” said Thomas. “This translates to approximately 70 percent utilization rate for the quarter, after comprehending around 16 percent sequential increase in capacity compared to second quarter 2005. In third quarter 2005, we expect revenues from 0.13-micron and below technologies, including 90nm, to represent around 40 percent of our total business base revenues, and 90nm revenues alone to contribute approximately 22 percent of our total business base revenues. We expect loss for the third quarter to be approximately $47 million. This comprehends a higher than historical net income fall through rate on revenues from our older fabs as depreciation from these fabs declines, partially offset by the higher cost of Fab 7 in its first quarter of volume ramp.

“In comparison to second quarter 2005, we see strength in the consumer sector and to a lesser extent in the communications sector, partially offset by lower demand in the computer sector,” concluded Thomas.

The outlook for third quarter 2005 is as follows. This outlook does not comprehend the financial effects of the offering of senior notes and units announced today.

	2Q 2005	3Q 2005 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$194.0M	$283.0M, +/– $4M	Up 44% to 48%
Revenues including Chartered’s share of SMP	$219.9M	$307.0M, +/– $5M	Up 37% to 42%
ASP (c)	$913	$1,063, +/– $20	Up 14% to 19%
ASP including Chartered’s share of SMP (c)	$944	$1,066, +/– $25	Up 10% to 16%
Utilization	65%	70%, +/– 2%	—
Gross profit (loss)	$0.4M	$18.0M, +/– $4M	—
Net income (loss) (d)	$(67.1)M	$(47.0)M, +/– $5M	—
Earnings (loss) per ADS	$(0.27)	$(0.19), +/– $0.02	—

(c)	Eight-inch equivalent wafers.

(d)	Net loss includes the negative profit impact from losses attributable to minority interest, which was $22.9 million in second quarter 2005, and is projected to be approximately $22.5 million in third quarter 2005.

CEO Closing Comments

“In the third quarter, you should see Chartered delivering another critical milestone in the transformation of the company: volume shipments of leading-edge 90nm wafers. No doubt, the exceptionally high growth rate in third quarter for our most advanced technology node is mainly driven by the initial volume build for a new product launch before year end. However, I believe the 90nm capacity ramp and the proven capability to manufacture wafers with leading-edge technology in volume will further aid the market acceptance of the IBM-Chartered technology platform and enhance our market reach,” said Chia Song Hwee, president & CEO of Chartered.

“As we continue to focus on execution and address new market opportunities, bringing Chartered back to sustained profitability continues to be a top priority for the management. As communicated earlier, we are targeting to reduce our breakeven point to about 75 percent utilization by the end of 2005, which is approximately 10 percentage points below the level in fourth quarter 2004. Pricing environment and product mix, both of which continue to be dynamic are the risks to our operating cost structure,” concluded Chia.

Webcast Conference Call Today

Chartered will be discussing its second quarter 2005 results and third quarter 2005 outlook on a conference call today, July 22, 2005, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Thursday, July 21, 2005). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.

Mid-Quarter Guidance

The Company provides a guidance update midway through each quarter. For third quarter 2005, the Company anticipates issuing its mid-quarter guidance update, via news release, on Tuesday, September 6, 2005, Singapore time.

APPENDIX A

US GAAP Reconciliation Table

     In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

3Q 2005
	2Q 2004	1Q 2005	2Q 2005	Guidance
	Actual	Actual	Actual	Midpoint
Revenues (e)	$255.8M	$181.4M	$194.0M	$283.0M
Chartered’s share of SMP revenues	$52.3M	$14.7M	$25.9M	$24.0M
Revenues including Chartered’s share of SMP	$308.1M	$196.1M	$219.9M	$307.0M

ASP (e) (f)	$1,048	$996	$913	$1,063
ASP of Chartered’s share of SMP revenues (f)	$1,485	$1,403	$1,253	$1,109
ASP including Chartered’s share of SMP (f)	$1,103	$1,019	$944	$1,066

(e)	Determined in accordance with US GAAP.

(f)	Eight-inch equivalent wafers.

Breakdown by Market Sector

Revenues (US GAAP) (Percentage of Total)

	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
Communications	55%	47%	47%	37%	43%
Computer	26%	36%	30%	29%	32%
Consumer	15%	13%	18%	28%	18%
Other (g)	4%	4%	5%	6%	7%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
Communications	52%	54%	43%	33%	44%
Computer	44%	40%	47%	59%	51%
Consumer	2%	3%	10%	7%	3%
Other	2%	3%	—	1%	2%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
Communications	55%	48%	47%	37%	44%
Computer	29%	36%	31%	31%	34%
Consumer	13%	12%	17%	27%	16%
Other (g)	3%	4%	5%	5%	6%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues (US GAAP) (Percentage of Total)

	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
Americas	68%	65%	71%	73%	63%
Europe	9%	9%	10%	8%	11%
Asia-Pacific	20%	22%	16%	14%	17%
Japan	3%	4%	3%	2%	5%
Other (g)	—	—	—	3%	4%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
Americas	44%	40%	15%	15%	17%
Europe	42%	46%	74%	74%	66%
Asia-Pacific	11%	12%	2%	—	4%
Japan	3%	2%	9%	11%	13%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
Americas	64%	61%	67%	68%	58%
Europe	14%	15%	14%	13%	17%
Asia-Pacific	18%	20%	15%	13%	16%
Japan	4%	4%	4%	3%	5%
Other (g)	—	—	—	3%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues (US GAAP) (Percentage of Total)

	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
0.13 and below	18%	17%	27%	33%	26%
Up to 0.15	—	—	—	—	—
Up to 0.18	18%	13%	15%	17%	14%
Up to 0.25	21%	21%	11%	12%	12%
Up to 0.35	30%	33%	28%	22%	29%
Above 0.35	13%	16%	19%	13%	15%
Other (g)	—	—	—	3%	4%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
0.13 and below	8%	9%	3%	10%	3%
Up to 0.15	48%	34%	39%	53%	50%
Up to 0.18	35%	42%	56%	37%	47%
Up to 0.25	9%	15%	2%	—	—
Up to 0.35	—	—	—	—	—
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2004	3Q 2004	4Q 2004	1Q 2005	2Q 2005
0.13 and below	17%	16%	25%	32%	23%
Up to 0.15	8%	5%	3%	4%	6%
Up to 0.18	21%	18%	17%	18%	18%
Up to 0.25	19%	20%	11%	11%	11%
Up to 0.35	24%	28%	26%	21%	26%
Above 0.35	11%	13%	18%	11%	12%
Other (g)	—	—	—	3%	4%

Total	100%	100%	100%	100%	100%

(g)	Includes revenues from services related to generation of customers’ mask sets.

About Chartered

Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at http://www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the third quarter of 2005; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit (loss), net income (loss) and earnings (loss) per ADS and the expected growth of wafer shipments and revenue (including Chartered’s share of SMP); our expectation of revenue contribution from 0.13-micron and below technologies including 90nm; estimated capacity by fabs for the third quarter of 2005; the ramp of Fab 7 to manufacture and volume shipments of leading-edge 90nm wafers and the reduction of our breakeven point to 75 percent utilization by the end of 2005 reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer markets; demands from our major customers, excess inventory and life cycles of specific products; competition from other foundries; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances; the timing and rate of the semiconductor market recovery; economic conditions in the United States as well as globally and the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2005	2004	2005
Net revenue	$255,822	$194,035	$484,240	$375,388
Cost of revenue	195,847	193,591	379,690	384,658

Gross profit (loss)	59,975	444	104,550	(9,270)

Operating expenses:
Research and development	32,270	27,676	62,133	54,991
Fab start-up costs	8,083	7,876	11,707	22,697
Sales and marketing	10,159	10,112	18,900	20,619
General and administrative	10,457	10,599	16,716	19,886
Other operating expenses	2,439	3,938	5,527	3,938

Total operating expenses	63,408	60,201	114,983	122,131

Operating loss	(3,433)	(59,757)	(10,433)	(131,401)
Equity in income (loss) of SMP	10,444	776	21,912	(8,256)
Other income	17,021	2,952	24,707	5,453
Interest expense, net	(6,047)	(8,601)	(13,733)	(11,027)
Foreign exchange gain, net	334	676	295	198

Income (loss) before income taxes	18,319	(63,954)	22,748	(145,033)
Income tax expense	(3,032)	(3,147)	(5,576)	(6,586)

Net income (loss)	$15,287	$(67,101)	$17,172	$(151,619)

Net earnings (loss) per share and ADS

Basic and diluted net earnings (loss) per share	$0.01	$(0.03)	$0.01	$(0.06)

Basic and diluted net earnings (loss) per ADS	$0.06	$(0.27)	$0.07	$(0.60)

Number of shares (in millions) used in computing :
Basic net earnings (loss) per share	2,508.8	2,511.0	2,507.6	2,510.4
Effect of dilutive options	10.2	—	11.8	—

Diluted net earnings (loss) per share	2,519.0	2,511.0	2,519.4	2,510.4

Number of ADS (in millions) used in computing :
Basic net earnings (loss) per ADS	250.9	251.1	250.8	251.0
Effect of dilutive options	1.0	—	1.1	—

Diluted net earnings (loss) per ADS	251.9	251.1	251.9	251.0

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	As of
	December 31,	June 30,
	2004	2005
		(Unaudited)
ASSETS

Cash and cash equivalents	$539,399	$604,860
Receivables, net	143,148	122,964
Inventories	72,159	116,552
Other current assets	46,761	35,610

Total current assets	801,467	879,986
Investment in SMP	93,765	79,217
Property, plant and equipment, net	1,914,515	2,089,621
Technology licenses, net	121,953	115,444
Other non-current assets	158,312	152,233

Total assets	$3,090,012	$3,316,501

LIABILITIES AND SHAREHOLDERS’ EQUITY

Payables	$152,348	$247,065
Current installments of long-term debt	352,985	741,571
Other current liabilities	118,388	217,600

Total current liabilities	623,721	1,206,236
Long-term debt, excluding current installments	882,745	619,391
Other non-current liabilities	77,915	136,866

Total liabilities	1,584,381	1,962,493
Shareholders’ equity	1,505,631	1,354,008

Total liabilities and shareholders’ equity	$3,090,012	$3,316,501

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	For The Six Months Ended
	June 30,	June 30,
	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$17,172	$(151,619)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of SMP	(21,912)	8,256
Dividend income from SMP	—	6,300
Depreciation and amortization	216,827	239,356
Foreign exchange loss, net	179	354
Gain on disposal of property, plant and equipment	(1,126)	(91)
Others, net	1,819	5,309
Changes in operating working capital:
Receivables	(23,631)	14,321
Inventories	(22,736)	(44,393)
Other current assets	(3,596)	(2,528)
Payables and other current liabilities	(10,361)	63,891

Net cash provided by operating activities	152,635	139,156

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(392,655)	(347,950)
Payments for technology licenses	(29,223)	(3,088)
Payments for deposits	(35,000)	—
Proceeds from sale of property, plant and equipment	23,723	127
Receipts related to refund of deposits and other assets	15,000	30,612
Others	—	(1,562)

Net cash used in investing activities	(418,155)	(321,861)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	115,000	472,124
Repayments	(111,839)	(343,134)
Receipts of customer deposits	450	120,000
Refund of customer deposits	—	(1,634)
Issuance of ordinary shares	1,835	1,162

Net cash provided by financing activities	5,446	248,518

Net increase (decrease) in cash and cash equivalents	(260,074)	65,813
Effect of exchange rate changes on cash and cash equivalents	(179)	(352)
Cash and cash equivalents at the beginning of the period	905,472	539,399

Cash and cash equivalents at the end of the period	$645,219	$604,860